FIRST QUARTERLY FINANCIAL REPORT – MARCH 31, 2004

President’s Letter

Dear Shareholders:

During the first quarter of 2004, Cardiome continued to build upon the many advances made in 2003, setting the stage for a successful year ahead. The first quarter has seen significant clinical news generation, with more to come in the coming quarters.

Finance & Corporate Development

Cardiome continues to be in a strong financial position as a result of the previous quarter’s $23M financing and $90M partnership. The company has ample resources to both support and expand our clinical and corporate development activities. Importantly, Cardiome’s financial market performance strengthened in the first quarter of the year. These developments position Cardiome for continued growth in shareholder value. We remain strongly committed to rewarding shareholders through increased investor returns.

We have been very active this quarter, meeting with institutional banks, investors and analysts in order to increase our exposure in key US financial markets. Cardiome presented at two prominent conferences in the first quarter; the CIBC World Markets Annual Biotechnology and Specialty Pharmaceuticals Conference and the BioCentury Future Leaders in the Biotech Industry Conference. Cardiome has also been invited to present at the UBS Global Specialty Pharmaceutical Conference and Needham’s Third Annual Biotechnology Conference in the third quarter this year.

Clinical Development

In the atrial arrhythmia program, progress continued with the initiation of a second phase 3 study. In the past quarter, we also issued new guidance with respect to the first phase 3 trial for intravenous RSD1235. ACT 1 enrolment was initially projected for completion by the end of 2004, with results scheduled for the first quarter of 2005. The company now expects results to be announced prior to year-end.

Cardiome’s development of oxypurinol for the treatment of CHF accelerated in the past quarter, with several additional sites added to the clinical study. We anticipate completing enrolment of this trial by the end of 2004. We completed one proof-of-principle trial for the IV application of oxypurinol in the fall of 2003. We expect results from two further proof-of-principle trials, one on the IV application, and one on the oral application of oxypurinol, in the third quarter of 2004.

On December 23, 2003, Cardiome submitted a New Drug Application (NDA) to the US FDA seeking marketing approval for oxypurinol for the treatment of allopurinol-intolerant hyperuricemia (gout). The oxypurinol filing was accepted for review on March 9, 2004, signifying the application contained all the elements necessary for review. Since the NDA has priority review as a result of its orphan status, FDA action is expected by mid-year.

We anticipate making significant progress in all our programs by meeting a number of rewarding milestones and creating a tremendous amount of clinical news in the coming year. We thank you for your support and look forward to further rewarding that support in the coming quarters.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

This discussion and analysis covers the unaudited interim consolidated financial statements for the quarter ended March 31, 2004 prepared in accordance with Canadian generally accepted accounting principles. These principles differ in certain respects from United States generally accepted accounting principles. The differences as they affect the interim consolidated financial statements are described in Note 5 to the unaudited interim consolidated financial statements. All amounts are expressed in Canadian dollars unless otherwise indicated.

Effective December 31, 2003, we changed our fiscal year end from November 30 to December 31. As a result, this discussion and analysis includes comparison of the financial results for the quarter ended March 31, 2004 to those for the quarter ended February 28, 2003. This discussion and analysis should be read in conjunction with the Management’s Discussion and Analysis of Financial Condition and Results of Operations and the annual consolidated financial statements contained in our 2003 Annual Report.

OVERVIEW

During the quarter ended March 31, 2004, we continued to pursue corporate objectives for the current fiscal year as described in our annual report and conducted our operations as planned. While we are pleased that all of our research and development projects have advanced as planned, we are especially proud of the progress we made in our RSD1235 Intravenous Project. The first Phase III clinical trial for this project, called ACT 1, has progressed at a rate faster than anticipated. We now expect to receive the results for ACT 1 prior to the end of 2004 instead of first quarter of 2005 as we previously projected.

The following table summarizes the current status of our research and development projects:

Project	Stage of Development	Status
RSD1235 Intravenous	1st Ph. III Clinical Trial (ACT 1)	Trial initiated in Aug 2003 with results now projected by end of 2004
	2nd Ph. III Clinical Trial (ACT 2) 3rd Ph. III Clinical Trial (ACT 3)	Trial initiated in Mar 2004 with results in 1st half of 2005 Preparation stage with a target to initiate trial by 2nd half of 2004
RSD1235 Oral	Pre-Clinical	Oral formulation work continues with a target to initiate a Ph. 1 clinical trial by end of 2004
Oxypurinol CHF	Ph. II/III Clinical Trial - Oral (OPT-CHF)	Trial initiated in Mar 2003 with a target to complete patient recruitment in Q4 2004
	Proof of Concept Trial – Intravenous (ExoticEF)	Trial initiated with results projected in Q3 of 2004
	Proof of Concept Trial - Oral (LaPlata)	Trial initiated with results projected in Q3 of 2004
Oxypurinol Gout	New Drug Application (“NDA”) Submitted	Six month FDA review projected to end in June 2004

We have significantly increased our operational activities over the past year. As of the quarter ended March 31, 2004, there were five concurrent clinical studies ongoing with two additional studies in the preparation stage, as well as one NDA application. This is compared to only one clinical study ongoing and one in the preparation stage as of the end of the first quarter in the preceding fiscal year. The bulk of our expanded operational activities related to the RSD1235 Intravenous Project, was funded by our collaborative partner, Fujisawa Healthcare, Inc. (“Fujisawa”). As a result, our funding requirements have not changed significantly. The financial condition and results of operations for the first quarter ended March 31, 2004 were within our expectation.

CRITICAL ACCOUNTING ESTIMATES AND POLICIES

Our critical accounting estimates and policies are disclosed in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and the annual consolidated financial statements contained in our 2003 Annual Report.

RESULTS OF OPERATIONS

For the first quarter ended March 31, 2004 (“Q1-2004”), we recorded a net loss of $4.7 million ($0.13 per common share), as compared to a net loss of $4.6 million ($0.16 per common share) for the first quarter ended February 28, 2003 in the preceding fiscal year (“Q1-2003”).

We expect losses to continue for at least two fiscal years as we invest in our product research and development, including clinical trials and regulatory compliance.

Revenues

Total revenue for Q1-2004 increased to $5.0 million, as compared to $0.4 million for Q1-2003.

Licensing fees represent the amortization of deferred revenue related to upfront payments from our collaborative partners. We generated $2.0 million of licensing fees for Q1-2004, as compared to $0.1 million for Q1-2003. The increase was mainly due to the recognition of the remaining balance of unamortized deferred revenue of $0.9 million ($0.1 million for Q1-2003) related to the upfront payment from our collaborative partner, UCB Farchim S.A (“UCB”) and the amortization of deferred revenue of $1.0 million related to the upfront payment from Fujisawa ($Nil for Q1-2003). The remaining unamortized deferred revenue of $0.9 million related to the upfront payment from UCB was recognized in Q1-2004 since we no longer had significant involvement with this project. UCB had elected not to extend its research service contract with us after March 18, 2004. UCB is evaluating whether it will advance any compound from our previous anti-tussive program into clinical trials.

Research collaborative fees were $3.0 million for Q1-2004, as compared to $0.3 million for Q1-2003. The increase was mainly attributable to the research and development cost recovery from Fujisawa of $2.4 million ($Nil for Q1-2003) and $0.4 million for project management services provided to Fujisawa ($Nil for Q1-2003). This was offset by the decrease of $0.1 million related to the fees charged for research services provided to UCB.

For the remainder of the current fiscal year, we do not anticipate significant revenues from product sales. Depending on the FDA’s decision on the commercialization of oxypurinol for the treatment of gout, we may generate some product revenue or royalties from this product in the second half of 2004. We are evaluating our strategy for the distribution of oxypurinol for the treatment of gout, considering whether to sell oxypurinol directly or enter into other marketing arrangements. We will continue to recognize as revenue the amortization of deferred revenue related to the upfront payment from our collaboration and license agreement with Fujisawa. We will continue to receive project management fees and development cost reimbursements from Fujisawa. We may receive a milestone payment from Fujisawa in the current fiscal year. We may also earn revenue from new licensing and collaborative research and development agreements with other pharmaceutical companies. However, there can be no assurance that we will maintain our existing agreements or enter into a new licensing or collaborative research and development agreement.

Research and Development Expenditures

Research and development expenditures were $7.6 million for Q1-2004, as compared to $3.2 million for Q1-2003. The increase of $4.4 million in research and development expenditures was primarily due to the increase of stock-based compensation for research and development personnel and the expenditures related to the expanded activities in connection with the following projects. Total stock-based compensation for research and development personnel was $298,000 in Q1-2004, as compared to $17,000 in Q1-2003.

1)

RSD1235 Intravenous Project
During Q1-2004, we worked on three Phase III clinical trials related to the RSD1235 Intravenous Project.

ACT 1 will enroll approximately 420 patients and will provide data on the level of safety and effectiveness of RSD1235 in the acute treatment of atrial fibrillation and atrial flutter. This study is being carried out in more than 40 centers in North America and Europe. The primary efficacy endpoint will be acute conversion of atrial arrhythmia to normal heart rhythm. Patient recruitment has progressed at a rate faster than originally anticipated, with results now projected to be released prior to end of 2004 instead of first quarter of 2005.

In March 2004, we initiated the ACT 2 study. ACT 2 will enroll approximately 210 patients and will evaluate the efficacy and safety of intravenous RSD1235 for the treatment of patients who have developed transient atrial fibrillation following cardiac surgery. This study is being carried out in 25 centers in North America and Europe. The primary endpoint of this clinical trial will be acute conversion of atrial arrhythmia to normal heart rhythm. During the quarter, we also worked with Fujisawa on the design of ACT 3 study.

As expected, with multiple clinical trials ongoing, our expenditure for this project has increased substantially (by $3.7 million) to $4.7 million for Q1-2004, as compared to $1.0 million for Q1-2003. We will recover $2.5 million of these expenditures from Fujisawa in accordance with our collaboration and licensing agreement. These expense recoveries were recorded as research collaborative fees.

2)

RSD1235 Oral Project
We continued our work on the oral formulation and pre-clinical toxicology testing during Q1-2004. Total expenditure for this project was $0.6 million in Q1-2004, as compared to $0.2 million in Q1-2003.

3)	Oxypurinol CHF Project During Q1-2004, we worked on three clinical studies involving Oxypurinol for the treatment of congestive heart failure.

OPT-CHF will enroll approximately 400 patients with moderate to severe symptomatic congestive heart failure (rated by the New York Heart Association (“NYHA”) as class III-IV) and will demonstrate the level of safety and effectiveness of the oral application of oxypurinol in the treatment of congestive heart failure. This study is being conducted in 33 centers in United States with another 17 centers to be added in the next few months. The objective of this study is to define the efficacy of oxypurinol using surrogate measures of clinical efficacy (six minute walk test, maximum oxygen consumption, and quality of life), as well as clinical outcomes (e.g. death, worsening heart failure, and hospitalization).

EXOTIC-EF will enroll approximately 20 patients and is being conducted in one center in Germany. The objective of this study is to evaluate the effect of intravenous application of oxypurinol on left ventricular cardiac function of patients with coronary heart disease and a moderate to high-grade reduction in left ventricular function.

LaPlata will enroll approximately 50 patients with moderate to severe symptomatic heart failure (NYHA class II-III) and is being conducted in one center in Argentina. The objective of this study is to assess the effects of treatment with oxypurinol on exercise capacity (6-minute walk) and left ventricular ejection fraction as measured by echocardiographic assessment.

Our expenditure for this project increased by $0.9 million to $1.6 million in Q1-2004, as compared to $0.7 million in Q1-2003.

4)

Oxypurinol Gout Project
Subsequent to our submission of an NDA for oxypurinol for the treatment of allopurinol-intolerant hyperuricemia (gout), we received an acceptance for review notice from the FDA in March 2004. We incurred $0.5 million for this project in Q1-2004, as compared to $0.9 million for Q1-2003.

5)

Other Pre-clinical Projects
During the quarter ended March 31, 2004, we also conducted certain pre-clinical studies to support our ongoing projects and collaborative research programs including the anti-tussive program licensed to UCB. The total expenditures for these activities was $0.2 million in Q1-2004, as compared to $0.4 million in Q1-2003.

As a result of the expanded operational activates described earlier, we expect to incur higher research and development expenditures for the current fiscal year ending December 31, 2004 (“Fiscal 2004”) than those incurred in the thirteen-month period ended December 31, 2003 (“Fiscal 2003”).

General and Administration Expenditures

General and administration expenditures were $1.5 million for Q1-2004, as compared to $1.0 million for Q1-2003. The increase of $0.5 million in general and administration expenditures for Q1-2004, as compared to those incurred for Q1-2003, was primarily due to the increase in consulting and professional fees, stock-based compensation for administrative and executive personnel, and other expenditures to support various corporate activities due to the expansion of our research and development operations. Total stock-based compensation for administrative and executive personnel was $325,000 in Q1-2004, as compared to $222,000 in Q1-2003.

We expect general and administration expenditures for fiscal 2004 to be relatively similar as those incurred in fiscal 2003.

Amortization

Amortization was $1.4 million for Q1-2004 which was similar to the amount recorded in Q1-2003. The amortization relates to the amortization of our capital assets, intangible and other assets, including the acquired technology licenses of Cardiome, Inc. We expect the amortization for the twelve months ending December 31, 2004 to be lower than those recorded for the thirteen months ended December 31, 2003.

Other Income

Other income was $0.3 million for Q1-2004, as compared to $0.1 million for Q1-2003. The increase of interest and other income was primarily due to the increased foreign exchange gain. We are exposed to market risk related to currency exchange rates in the United States and Europe due to our clinical operations in these regions. Some of these risks are offset by the reimbursements from Fujisawa in United States dollars.

Future income tax recovery

The future income tax recovery results from the amortization of the intangible assets acquired from Cardiome, Inc. We expect the future income tax recovery for the twelve months ending December 31, 2004 to be lower than the amount recorded for the thirteen months ended December 31, 2003.

LIQUIDITY AND CAPITAL RESOURCES

Sources and Uses of Cash

Our operational activities during Q1-2004 were financed mainly by our working capital carried forward from the preceding fiscal year and research collaborative fees collected from our partners, Fujisawa and UCB. During the quarter, we received $1.7 million of cash from the issuance of our common shares upon exercise of share purchase warrants and options. These funds were primarily the reason for the increase of cash provided by financing activities in Q1-2004. Cash provided by financing activities was $1.7 million in Q1-2004, compared to the $15,000 cash used in financing activities in Q1-2003.

Cash used in operating activities in Q1-2004 was $3.6 million compared to $5.0 million in Q1-2003. The decrease in cash used for Q1-2004 primarily resulted from the decrease in non-cash working capital primarily relating to accounts receivable and accounts payable and accrued liabilities. Cash used in investing activities in Q1-2004 was $4.0 million, compared to the $6.6 million of cash provided by investing activities in Q1-2003. The $10.6 million increase of cash used in investing activities was primarily due to the increase of $1.1 million investment in capital assets, $0.1 million investment in our intellectual property rights, and $9.4 million net purchase of short-term investments. The increase of investment in our capital assets was mainly due to the funds used in construction of our new facility; 56% of these funds are recoverable from our landlord through a leasehold inducement program.

At March 31, 2004, we had working capital of $36.1 million, as compared to $40.5 million at December 31, 2003. We had available cash reserves, comprised of cash, cash equivalents and short-term investments of $41.5 million at March 31, 2004, as compared to $44.6 million at December 31, 2003.

Pursuant to our license and option agreement with ILEX Oncology, Inc., we are obligated to pay milestone payments of US$2.2 million within 60 days after the FDA approval for marketing and commercialization of oxypurinol for the treatment of hyperuricemia (gout). These milestone payments may be due to ILEX in August 2004 since the six-month FDA review date is June 23, 2004. We are also obligated to make the following payments, which represent contracts and other commitments that are known and non-cancellable.

	Contractual Obligations
	Payment due by period
	Total	Remaining Fiscal 2004	2005–2006	2007–2008	Thereafter
Capital Lease Obligations (1)	$28,463	$21,348	$7,115	$ Nil	$ Nil
Operating Lease Obligations	3,237,111	238,441	518,493	627,475	1,852,702
Commitments for Clinical Research Agreements	7,468,788	6,139,408	1,329,380	Nil	Nil
Commitments under License Agreement (2)	550,746	26,226	131,130	262,260	131,130 per annum
Total	$11,285,108	$6,425,423	$1,986,118	$889,735	$1,983,832

(1)	Includes interest portion
(2)
As of March 31, 2004, pursuant to four license and service agreements, the Company has various commitments as described in Note 11(d) of our annual consolidated financial statements for the thirteen months ended December 31, 2003 (“2003 Annual Financial Statements”) . Majority of these commitments are contingent upon achievement of certain milestones which may or may not actually occur. The amounts disclosed in this table represent minimum annual royalties described in Note 11(d) (iii) of the 2003 Annual Financial Statements, converted in Canadian Dollars at the quarter-end exchange rate of 1.3113.

Outstanding Share Capital

As of April 30, 2004, we had 39,551,197 common shares issued and outstanding for a total share capital amount of $125,806,873 and no preferred shares were issued or outstanding.

Subsequent to March 31, 2004, 1,609,500 share purchase warrants expiring April 10, 2004 were exercised for $2.75 each, resulting in a remaining balance of 176,500 share purchase warrants as of April 30, 2004. The outstanding number of incentive stock options remained at 4,473,584 as of April 30, 2004; there was no options granted, exercised, forfeited or expired subsequent to March 31, 2004.

FINANCIAL INSTRUMENTS AND RISKS

We have no material off-balance sheet arrangement. We have not issued or purchased derivative instruments linked to our common shares or preferred shares or entered any contracts, other than those described in Note 10 of the 2003 Annual Financial Statements that require issuance of our common shares or preferred shares.

We are exposed to market risks related to changes in interest rates and foreign currency exchange rates. Interest rate risk arises as our investments bear fixed interest rates. We invest our cash reserves in fixed rate, highly liquid and highly rated financial instruments such as treasury bills, commercial papers and banker’s acceptances. Foreign exchange rate risk arises as our investments which finance operations are substantially denominated in Canadian dollars and a significant portion of our expenses are denominated in United States dollars and Euro dollars. Foreign exchange rate changes could have a material effect on our future operating results or cash flow. We have not entered into any forward currency contracts or other financial derivatives to hedge foreign exchange risk.

We believe that our current working capital, together with the anticipated cash inflows from our collaborative partner and interest income should be sufficient to finance our operational and capital needs for the next twenty months. However, our future cash requirements may vary materially from those now expected due to a number of factors, including the costs associated with the completion of the clinical trials, collaborative and license arrangements with third parties, and opportunities to in-license complementary technologies. We will continue to review our financial needs and seek additional financing as required from sources that may include equity financing, and collaborative and licensing arrangements. However, there can be no assurance that such additional funding will be available or if available, whether acceptable terms will be offered.

Other operational risks and uncertainties are discussed in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of the Company’s 2003 Annual Report and remain substantially unchanged.

FORWARD-LOOKING STATEMENTS AND CAUTIONARY FACTORS THAT MAY AFFECT FUTURE RESULTS

Statements contained herein that are not based on historical fact, including without limitation statements containing the words “believes”, “may”, “plan”, “will”, “estimate”, “continue”, “anticipates”, “intends”, “expects”, and similar expressions, constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.

Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, our stage of corporate development, lack of product revenues, additional capital requirements, risk associated with the completion of clinical trials and obtaining regulatory approval to market our products, the ability to protect its intellectual property and dependence on collaborative partners. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments.

CARDIOME PHARMA CORP. Continued under the laws of Canada CONSOLIDATED BALANCE SHEETS (expressed in Canadian Dollars)

	As at
	March 31, 2004	December 31,
		2003
	(Unaudited)	(Audited)
ASSETS

Current
Cash and cash equivalents	$8,092,165	$13,978,880
Short-term investments	33,375,356	30,604,031
Amounts receivable (note 6)	3,588,586	4,360,377
Prepaid expenses	1,118,850	798,004
Total current assets	46,174,957	49,741,292
Capital assets	2,372,081	849,689
Intangible assets	40,398,072	41,533,337
	$88,945,110	$92,124,318

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current
Accounts payable and accrued liabilities	$5,597,043	$4,343,118
Deferred revenue	4,364,333	4,893,400
Current portion of capital lease obligations	27,486	27,045
Current portion of deferred leasehold inducement	39,446
Total current liabilities	10,028,308	9,263,563
Capital lease obligations	-	7,040
Deferred revenue	6,866,336	8,304,168
Deferred leasehold inducement (notes 2 and 3)	355,013	-
Future income tax liability	15,375,000	15,860,000
Total Liabilities	32,624,657	33,434,771

Shareholders’ Equity
Share capital
Authorized (note 4)
Issued
37,315,709 common shares at December 31, 2003
37,941,700 common shares at March 31, 2004	121,380,757	119,645,857
Contributed surplus	3,958,145	3,335,319
Deficit	(69,018,449)	(64,291,629)
	56,320,453	58,689,547
	$88,945,110	$92,124,318

See accompanying notes

On behalf of the Board:

"Robert Rieder"	"Fred Mermelstein"
Robert Rieder, Director	Fred Mermelstein, Director

CARDIOME PHARMA CORP. CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT (unaudited - expressed in Canadian Dollars)

	For the Three Months ended
	March 31,	February 28,
	2004	2003
		(Restated)
Revenue
Licensing fees	$1,966,899	$132,267
Research collaborative fees	3,022,594	267,466
	4,989,493	399,733

Expenses
Research and development	7,576,830	3,203,627
General and administration	1,547,143	1,019,425
Amortization	1,399,706	1,375,393
	10,523,679	5,598,445
Operating loss	(5,534,186)	(5,198,712)

Other income
Interest and other income	131,487	125,581
Foreign exchange gain	190,879	7,173
	322,366	132,754

Loss before income taxes	(5,211,820)	(5,065,958)

Future income tax recovery	485,000	487,000

Net loss for the period	(4,726,820)	(4,578,958)

Deficit, beginning of period	(64,291,629)	(44,425,816)

Deficit, end of period	$(69,018,449)	$(49,004,774)

Basic and diluted loss per common share	$(0.13)	$(0.16)

Weighted average number of outstanding common shares	37,565,895	28,308,098

See accompanying notes

CARDIOME PHARMA CORP. CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited - expressed in Canadian Dollars)

	For the Three Months Ended
	March 31,	February 28,
	2004	2003
		(Restated)

Operating Activities
Net loss for the period	$(4,726,820)	$(4,578,958)
Add items not affecting cash
Amortization	1,399,706	1,375,393
Stock-based compensation	622,826	261,264
Deferred leasehold inducement	(1,841)	-
Future income tax recovery	(485,000)	(487,000)
	(3,191,129)	(3,429,301)
Changes in non-cash working capital components
Amounts receivable	771,791	(47,807)
Prepaid expenses	(320,846)	(143,525)
Accounts payable and accrued liabilities	1,085,725	(1,209,238)
Deferred revenue	(1,966,899)	(132,266)
Cash used in operating activities	(3,621,358)	(4,962,137)

Financing Activities
Issuance of share capital for cash	1,734,900	(9,109)
Repayment on obligations under capital leases	(6,599)	(6,153)
Cash provided by (used in) financing activities	1,728,301	(15,262)

Investing Activities
Purchase of capital assets	(1,509,816)	(73,501)
Leasehold inducements	396,300	-
Patent costs capitalized	(108,817)	(5,137)
Purchase of short-term investments	(11,847,265)	(1,583,946)
Sale of short-term investments	9,075,940	8,253,304
Cash provided by (used in) investing activities	(3,993,658)	6,590,720

Increase (decrease) in cash and cash equivalents during the period
	(5,886,715)	1,613,321
Cash and cash equivalents, beginning of period	13,978,880	1,430,349

Cash and cash equivalents, end of period	$8,092,165	$3,043,670

See accompanying notes

CARDIOME PHARMA CORP. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited – expressed in Canadian Dollars)

1.

BASIS OF PRESENTATION

The accompanying unaudited interim consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) discussed in Note 2 and on a basis consistent with the Company’s annual audited consolidated financial statements for the thirteen-month period ended December 31, 2003, except that they do not contain all note disclosures necessary for annual financial statements. These unaudited interim consolidated financial statements conform in all material respects with United States generally accepted accounting principles (“U.S. GAAP”), except as disclosed in note 6.

The accompanying unaudited interim consolidated financial statements reflect, in the opinion of management, all adjustments (which include reclassifications and normal recurring adjustments) necessary to present fairly the consolidated financial position, consolidated results of operations and consolidated cash flows as at March 31, 2004, and for all periods presented.

During fiscal 2003, the Company changed its year end from November 30 to December 31. Accordingly, the comparative figures for the unaudited interim consolidated statements of loss and deficit and cash flows are those for the quarter ended February 28, 2003.

These unaudited interim consolidated financial statements and notes should be read in conjunction with the audited consolidated financial statements for the thirteen-month period ended December 31, 2003 included in the Company’s Annual Report filed with the appropriate securities commission. The results of operations for the three-month period ended March 31, 2004 are not necessarily indicative of the results for the full year. All amounts herein are expressed in Canadian dollars unless otherwise noted.

The Company has financed its cash requirements primarily from share issuances, payments from research collaborators and licensing fees. The Company’s ability to realize the carrying value of its assets is dependent on successfully bringing its technologies to market and achieving future profitable operations, the outcome of which cannot be predicted at this time. It may be necessary for the Company to raise additional funds for the continuing development of its technologies.

2.

SIGNIFICANT ACCOUNTING POLICIES

During the thirteen-month period ended December 31, 2003, the Company prospectively adopted the recommendations of the Canadian Institute of Chartered Accountants Handbook section 3870, Stock-Based Compensation and Other Stock-Based Payments, effective December 1, 2002. Accordingly, the Company recognized stock-based awards using a fair value based method. The impact of this policy has been to increase compensation expense for the three-month period ended February 28, 2003 by $261,264.

The following policy is in addition to those described in Note 2 to the Company’s audited consolidated financial statements for the thirteen-month period ended December 31, 2003, included in the Company’s Annual Report.

Deferred leasehold inducement

Deferred leasehold inducement represents a tenant improvement allowance that is being amortized on a straight-line basis over the initial term of the lease of ten years as a reduction of rent expense.

CARDIOME PHARMA CORP. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited – expressed in Canadian Dollars)

3.

DEFERRED LEASEHOLD INDUCEMENT

Pursuant to a lease agreement, the Company received a cash tenant improvement allowance of $396,300 from the landlord for leasehold improvements. The Company will be entitled to an additional $396,300 cash tenant improvement allowance subsequent to March 31, 2004. The improvement allowances are recorded as deferred leasehold inducement and are amortized over the term of the lease. In addition, the Company will receive a repayable allowance of $237,180 to be repaid over ten years with interest at 10% per annum.

4.	SHARE CAPITAL

(a)

Authorized

The authorized share capital of the Company consists of an unlimited number of common shares without par value, and an unlimited number of preferred shares without par value issuable in series of which none are currently issued and outstanding.

	(b)	Issued and Outstanding

	Number of
Common shares	Shares	Amount
Balance as at December 31, 2003	37,315,709	$119,645,857
Issued for cash upon exercise of options	140,000	477,300
Issued for cash upon exercise of warrants	381,513	1,257,600
Issued pursuant to exercise of warrants on cashless basis	104,478	-
Balance as at March 31, 2004	37,941,700	$121,380,757

CARDIOME PHARMA CORP. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited – expressed in Canadian Dollars)

4.	SHARE CAPITAL (CONT’D)

	(c)	Common Share Purchase Warrants As at March 31, 2004, common shares issuable upon exercise of common share purchase warrants are as follows:

	Exercise	Number of
Date of Expiry	Price	Common Shares
April 10, 2004	$2.75	1,609,500
February 9, 2007	US$2.40	101,500
February 9, 2007	US$4.80	37,500
February 9, 2007	US$8.00	37,500
Balance as at March 31, 2004		1,786,000

Subsequent to March 31, 2004, the 1,609,500 common share purchase warrants were exercised for cash proceeds of $4,426,125.

(d)

Stock Options

As at March 31, 2004, the Company had 4,473,584 stock options outstanding, of which 2,564,291 were exercisable at a weighted average exercise price of $3.58 per common share and expiring at various dates from June 11, 2004 to March 3, 2010.

Details of the stock option transactions for the three months ended March 31, 2004 are summarized as follows:

		Number of Stock
	Weighted Average	Options
	Exercise Price	Outstanding
Balance, December 31, 2003	$3.96	4,558,584
Options granted	$5.30	55,000
Options exercised	$3.41	(140,000)
Balance, March 31, 2004	$3.99	4,473,584

CARDIOME PHARMA CORP. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited – expressed in Canadian Dollars)

4.	SHARE CAPITAL (CONT’D)

	(d)	Stock Options (Cont’d) The options outstanding are exercisable as follows:

	Options outstanding			Options exercisable
	December 31, 2003			December 31, 2003
		Weighted
		average	Weighted	Number of	Weighted
Range of	Number of	remaining	average	common	average
exercise price	common	contractual life	exercise price	shares	exercise price
$	shares issuable	(years)	$	issuable	$

$2.80-$2.92	202,500	2.90	2.91	202,500	2.91
$3.00-$3.68	3,206,084	4.64	3.28	1,963,041	3.25
$4.20-$5.05	582,500	5.09	4.99	47,500	4.27
$5.08-$5.96	450,000	3.18	5.49	318,750	5.58
$6.32-$7.24	32,500	0.52	6.71	32,500	6.71
	4,473,584	4.44	3.99	2,564,291	3.58

(e)

Stock-based compensation

The estimated fair value of options granted from December 1, 2002 to officers, directors, employees, clinical advisory board members and consultants are vested during the three months ended March 31, 2004 resulted in compensation expense of $622,826. This compensation expense is allocated between research and development expenses ($298,022) and general and administration expenses ($324,804) on the same basis as cash compensation. The weighted average fair value of stock options granted during the three months ended March 31, 2004 was $3.38 per share. The estimated fair value of the stock options granted was determined using the Black-Scholes option pricing model with the following weighted-average assumptions: dividend yield - 0%; expected volatility – 78.3%; risk-free interest rate – 3.23% and expected average life of the options - 6 years.

CARDIOME PHARMA CORP. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited – expressed in Canadian Dollars)

5.

RECONCILIATION OF GENERAL ACCEPTED ACCOUNTING PRINCIPLES

The Company prepares its consolidated financial statements in accordance with Canadian GAAP, which, as applied in these unaudited interim consolidated financial statements, conform in all material respects to U.S. GAAP, except for the differences below as more fully described in Note 16 to the audited consolidated financial statements for the thirteen-month period ended December 31, 2003.

Material variations impacting the unaudited interim Consolidated Statements of Loss and Deficit under U.S. GAAP would be as follows:

	3 months ended	3 months ended
	March 31,	February 28,
	2004	2003
	$	$

Loss for the period , Canadian GAAP	(4,726,820)	(4,578,958)
Amortization of other assets	(25,680)	(25,680)
Loss for the period, U.S. GAAP	(4,752,500)	(4,604,638)
Reclassification adjustment for unrealized gains on short-term investments	(92,560)	(103,414)
Unrealized gains on short-term investments	44,970	28,074
Comprehensive loss for the period, U.S. GAAP	(4,800,090)	(4,679,978)

Weighted average number of common shares outstanding, U.S. GAAP	37,565,895	28,308,098

Basic and diluted loss per common share, U.S. GAAP	(0.13)	(0.17)

Material variations in balance sheet accounts under U.S. GAAP are as follows:

	March 31	December 31
	2004	2003
	$	$

Short-term investments	33,420,326	30,624,004
Intangible and other assets	40,583,672	41,644,617
Accumulated other comprehensive income	44,970	19,973
Contributed surplus	4,879,194	4,256,368
Deficit	(69,853,898)	(65,101,398)

6.

SEGMENTED INFORMATION

The Company operates primarily in one business segment with substantially all of its assets and operations located in Canada. All of the Company’s revenues are generated in Canada. During the three months ended March 31, 2004, 21% and 79% of total revenue was derived from one collaborator in each of Switzerland and United States respectively. [February 28, 2003 – 94% and 6% from one collaborator in each of Switzerland and United States respectively]. At March 31, 2004, included in amounts receivable is an amount of $2,937,014 (US$2,239,772) due from one research collaborator. [December 31, 2003 -$3,687,645 (US$2,844,308)]

CARDIOME PHARMA CORP. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited – expressed in Canadian Dollars)

7.	COMPARATIVE FIGURES Certain of the comparative figures have been reclassified to conform with the presentation adopted in the current quarter.